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                                                  Filed by Harbinger Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                          Subject Company: Harbinger Corporation
                                                     Commission File No. 0-26298


Dear shareholders,

Since announcing Harbinger's proposed merger with Peregrine Systems on April 5, 2000, I have had the opportunity to personally meet with more than 100 analysts and investors, joined by my colleague Steve Gardner, Peregrine's President and CEO. I wanted to take this opportunity to provide you with an update of the last few weeks as well as our progress on the merger.

To begin, I am extremely pleased to report that our meetings with shareholders have indicated very strong understanding of the strategic fit between Harbinger and Peregrine. We believe that our combination will reshape the competitive landscape for end-to-end business solutions. Today, the e-Business and Internet are redefining the start and end points of business processes. Enterprises are being challenged to extend their businesses beyond their firewall, out to a network, and directly into the supplier base. Suppliers are being equally challenged to reach their customers in new ways, making products and services available through multiple e-marketplaces. The evolving paradigm is moving to an end-to-end lifecycle for managing business assets and infrastructure from e-procurement to retirement. It's a complex solution set that we believe is bigger than any single vendor's current capabilities. Together, Harbinger and Peregrine can link the intra- and inter-enterprise requirements to provide buyers and suppliers with single-source accountability.

In addition to the special opportunities that the merger will create, we believe the combined company will continue to enjoy the advantages and opportunities that Harbinger and Peregrine separately enjoy prior to the proposed merger. Additionally, we believe that we will still be able to partner with key strategic solution providers like the leading ERP vendors and system integrators. In fact, we believe we will become a stronger more capable partner as a result of our integrated solutions. Accordingly, although the combined company will be able to offer an end-to-end management of the lifecycle of business assets and infrastructure, it will also be able to continue through harbinger.net to provide e-Business infrastructure, hosting, transaction management and operational management to a broad range of e-marketplaces. These marketplaces will be able to take advantage of the networks of suppliers we hope to create through our combination with Peregrine. In this way, we will continue to be an on ramp for the new market exchanges being created.

On a related note, I recently became aware that our former Chairman and CEO had widely circulated to the investment community his personal views on the proposed merger. As he noted in his communication, he has had no direct contact with the company's Board or executive management on operational matters since leaving the
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Company in January. In light of his comments, I want to assure you that our entire Board and executive management team support the Company's merger with Peregrine. We firmly believe that this combination is the right course for our Company. Our combination will create the clear market leader for e-Business solutions delivery.

Details of our merger agreement with Peregrine can be found in our joint proxy statement/prospectus which we will file this week with the Securities and Exchange Commission. We encourage you to review this information

In closing, I would like to thank all of you for your time, interest and input these last few weeks. Your commitment and support are greatly appreciated. We are committed to make e-Business work for customers -- end-to-end. As always, we will endeavor to do so with the best long-term interests of our shareholders, customers and employees in mind.

Sincerely,




James M. Travers
President and CEO

         Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this letter that involves Harbinger's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Harbinger's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to Harbinger as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the completion of the Peregrine merger, and if completed, the successful integration of Peregrine, competition, increased competition due to Harbinger's expanded product offering, risks associated with the evolving and varying demand for customer communication software, our ability to expand our operations, acceptance of email and the Internet as a communications medium, litigation over property rights, and general economic factors. These and other factors are risks associated with our business that may affect our operating results are discussed in the Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission ("SEC") on March 30, 2000 and our quarterly reports on Form 10-Q filed with the SEC.

         Additional Information and Where to Find It: It is expected that Peregrine will file a Registration Statement on SEC Form S-4 and Harbinger will file a proxy statement with the SEC in connection with the Merger, and that Harbinger and Peregrine will mail a Joint Proxy Statement/Prospectus to stockholders of Harbinger and Peregrine containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Harbinger, Peregrine, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Harbinger by directing a request through the Investors Relations portion of Harbinger's website at http://www.Harbinger.com or by mail to Harbinger Communications, 1277 Lenox Park Boulevard, Atlanta, GA 30319, attention: Investor Relations, telephone:
(404) 467-3000.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Harbinger and Peregrine file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Harbinger or Peregrine either company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Harbinger's and Peregrine's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         Participants in Solicitation: Harbinger, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Harbinger stockholders in favor of the issuance of Harbinger common stock in the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Harbinger on April 5, 2000.